Subsidiaries of the Company

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
School TV Co., Ltd.	Japan
Force International Holdings Limited	Hong Kong
e-Learning Laboratory Co., Ltd.	Japan
e-Communications Co., Ltd.	Japan